                                  Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


             Beginning January 1, 1998 and Ending December 31, 1998
                  --------------------- -----------------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU SERVICE, INC.
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")


                      Date of Incorporation April 30, 1970
                    If not Incorporated, Date of Organization


State or Sovereign Power under which Incorporated or Organized Pennsylvania


Location of Principal Executive Offices of Reporting Company:

                    300 Madison Avenue, Morristown, NJ 07962
                    ----------------------------------------


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                      310 Madison Avenue
P. R. Chatman     Assistant Comptroller               Morristown, NJ  07962
--------------------------------------------------------------------------------
       (Name)          (Title)                             (Address)


Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               GPU, INC.


--------------------------------------------------------------------------------

                                                                            1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

          1. Time of Filing. - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

          2. Number of Copies. - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

          3. Period Covered by Report. - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

          4. Report Format. - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

          5. Money Amounts Displayed. - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

          6. Deficits Displayed. - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

          7. Major Amendments or Corrections. - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

          8. Definitions. - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

          9. Organization Chart. - The service company shall submit with each annual report a copy of its current organization chart.

         10. Methods of Allocation. - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

         11. Annual Statement of Compensation for Use of Capital Billed. - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                                                                                         2

   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                                  Page
--------------------------------------------------------------------------------
                                     Number


   Description of Schedules and Accounts                Schedule or Account
                                                               Number

   COMPARATIVE BALANCE SHEET                              Schedule I               4-5
         SERVICE COMPANY PROPERTY                         Schedule II              6-7
         ACCUMULATED PROVISION FOR DEPRECIATION AND
         AMORTIZATION OF SERVICE COMPANY PROPERTY         Schedule III              8
         INVESTMENTS                                      Schedule IV               9
         ACCOUNTS RECEIVABLE FROM ASSOCIATE
         COMPANIES                                        Schedule V               10
         FUEL STOCK EXPENSES UNDISTRIBUTED                Schedule VI              11
         STORES EXPENSE UNDISTRIBUTED                     Schedule VII             12
         MISCELLANEOUS CURRENT AND ACCRUED ASSETS         Schedule VIII            13
         MISCELLANEOUS DEFERRED DEBITS                    Schedule IX              14
         RESEARCH, DEVELOPMENT, OR DEMONSTRATION
         EXPENDITURES                                     Schedule X               15
         PROPRIETARY CAPITAL                              Schedule XI              16
         LONG-TERM DEBT                                   Schedule XII             17
         CURRENT AND ACCRUED LIABILITIES                  Schedule XIII            18
         NOTES TO FINANCIAL STATEMENTS                    Schedule XIV             19
   COMPARATIVE INCOME STATEMENT                           Schedule XV              20
   ----------------------------
         ANALYSIS OF BILLING --ASSOCIATE COMPANIES        Account 457              21
         ANALYSIS OF BILLING --NONASSOCIATE COMPANIES     Account 458              22
         ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
         AND NONASSOCIATE COMPANIES                       Schedule XVI             23
         SCHEDULE OF EXPENSE BY DEPARTMENT OR
         SERVICE FUNCTION                                 Schedule XVII           24-25A
         DEPARTMENTAL ANALYSIS OF SALARIES                Account 920              26
         OUTSIDE SERVICES EMPLOYED                        Account 923              27
         EMPLOYEE PENSIONS AND BENEFITS                   Account 926              28
         GENERAL ADVERTISING EXPENSES                     Account 930.1            29
         MISCELLANEOUS GENERAL EXPENSES                   Account 930.2            30
         RENTS                                            Account 931              31
         TAXES OTHER THAN INCOME TAXES                    Account 408              32
         DONATIONS                                        Account 426.1            33
         OTHER DEDUCTIONS                                 Account 426.5            34
         NOTES TO STATEMENT OF INCOME                     Schedule XVIII           35


   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                Page
                                                              Number


Description of Reports or Statements

   ORGANIZATION CHART                                           36




   METHODS OF ALLOCATION                                        37




   ANNUAL STATEMENT OF COMPENSATION FOR USE                     38
   OF CAPITAL BILLED




   VENTURE DISCLOSURES                                          39




   FINANCIAL DATA SCHEDULE - FILED VIA EDGAR



NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.


                                                                            4
                                         ANNUAL REPORT OF GPU SERVICE, INC.


                                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT            ASSETS AND OTHER DEBITS                           As of December 31
------------------------------------------                        ---------------------
                                                                    CURRENT            PRIOR
   SERVICE COMPANY PROPERTY

101      Service Company property (Schedule II)             $      76,775    $      70,922
107      Construction work in progress (Schedule II)                    -                -
                                                                  -------          -------
108               Total Property                                   76,775           70,922

108      Less accumulated provision for depreciation
         and amortization of service company
         property (Schedule III)                                    31,581          26,721
                                                                   -------         -------

                  Net Service Company Property                      45,194          44,201
                                                                   -------         -------

   INVESTMENTS

123      Investments in associate companies (Schedule IV)               -                -
124      Other investments (Schedule IV)                           20,959           19,138
                                                                  -------          -------
                  Total Investments                                20,959           19,138
                                                                  -------          -------

   CURRENT AND ACCRUED ASSETS

131      Cash                                                          10               24
134      Special deposits                                             103               70
135      Working funds                                                  -                -
136      Temporary cash investments (Schedule IV)                       -                -
141      Notes receivable                                               -                -
143      Accounts receivable                                        1,819            6,789
144      Accumulated provision for uncollectible accounts               -                -
146      Accounts receivable from associate
         companies (Schedule V)                                    27,503           17,073
152      Fuel stock expenses undistributed (Schedule VI)                -                -
154      Materials and supplies                                         -                -
163      Stores expense undistributed (Schedule VII)                    -                -
165      Prepayments                                                   51            1,219
171      Interest Receivable                                            8               -
174      Miscellaneous current and accrued
         assets (Schedule VIII)                                         -                -
                                                                  -------          -------
                  Total Current and Accrued Assets                 29,494           25,175
                                                                  -------          -------

   DEFERRED DEBITS

181      Unamortized debt expense                                      29               36
184      Clearing accounts                                          1,962                -
186      Miscellaneous deferred debits (Schedule IX)                2,758            2,691
188      Research, development, or demonstration
         expenditures (Schedule X)                                      -                -
190      Accumulated deferred income taxes                         18,490           17,411
                                                                  -------          -------
                  Total Deferred Debits                            23,239           20,138
                                                                  -------          -------

                  TOTAL ASSETS AND OTHER DEBITS                  $118,886         $108,652
                                                                 =======          =======


                                                                        5
                       ANNUAL REPORT OF GPU SERVICE, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET



ACCOUNT         LIABILITIES AND PROPRIETARY CAPITAL                               As of December 31
                                                                                  CURRENT            PRIOR
  PROPRIETARY CAPITAL

201  Common stock issued (Schedule XI)                                            $     50         $     50
211  Miscellaneous paid-in-capital (Schedule XI)                                         -                -
215  Retained earnings / Accumulated other
           comprehensive income /(loss) (Schedule XI)                               (3,933)          (3,112)
216       Unappropriated retained earnings (Schedule XI)                                 -                -
                                                                                   -------          -------
217        Total Proprietary Capital                                                (3,883)          (3,062)
                                                                                   -------          -------


  LONG-TERM DEBT

223  Advances from associate companies (Schedule XII)                                    -               -
224  Other long-term debt  (Schedule XII)                                           22,000           22,001
225  Unamortized premium on long-term debt                                               -                -
226  Unamortized discount on long-term debt-debit                                        -                -
                                                                                   -------          -------
                  Total Long-term Debt                                              22,000           22,001
                                                                                   -------          -------

  CURRENT AND ACCRUED LIABILITIES

231  Notes payable                                                                       -                -
232  Accounts payable                                                               16,094           12,919
233  Notes payable to associate
           companies (Schedule XIII)                                                     -               -
234  Accounts payable to associate
           companies (Schedule XIII)                                                37,006           23,498
236  Taxes accrued                                                                     174            3,535
237  Interest accrued                                                                  383              274
238  Dividends declared                                                                 -                -
241  Tax collections payable                                                            19                8
242  Miscellaneous current and accrued
           liabilities (Schedule XIII)                                              16,614           19,350
                                                                                   -------          -------
                  Total Current and Accrued Liabilities                             70,290           59,584
                                                                                   -------          -------

  DEFERRED CREDITS

253  Other deferred credits                                                         22,132           17,827
255  Accumulated deferred investment tax credits                                         -                -
                                                                                   -------          -------
                  Total Deferred Credits                                            22,132           17,827
                                                                                   -------          -------

282  ACCUMULATED DEFERRED INCOME TAXES                                               8,347           12,302
     ---------------------------------                                             -------          -------

           TOTAL LIABILITIES AND PROPRIETARY                                      $118,886         $108,652
                                                                                   =======          =======
           CAPITAL


                                                                                                          6
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                   BALANCE AT                 RETIREMENTS     OTHER             BALANCE AT
                                   BEGINNING      ADDITIONS         OR        CHANGES 1/        CLOSE OF
        DESCRIPTION                  OF YEAR                      SALES                            YEAR

SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                 $    49     $     -        $     -           $     -         $    49

303      MISCELLANEOUS
         INTANGIBLE PLANT

304      LAND & LAND RIGHT                320           -              -                 -             320

305      STRUCTURES AND
         IMPROVEMENTS                  38,280         236              -                 -          38,516

306      LEASEHOLD
         IMPROVEMENTS                       -           -              -                 -               -

307      EQUIPMENT 2/                  25,917       6,702              -            (1,192)         31,427
                   -

308      OFFICE FURNITURE
         AND EQUIPMENT                  5,231         169             60                 -           5,340

309      AUTOMOBILES, OTHER
         VEHICLES AND
         RELATED GARAGE
         EQUIPMENT

310      AIRCRAFT AND
         AIRPORT EQUIPMENT

311      OTHER SERVICE
         COMPANY PROPERTY 3/            1,125          (2)             -                 -           1,123
                          -            --------------------------------------------------------------------

         SUB-TOTAL                     70,922       7,105             60            (1,192)         76,775
                                       --------------------------------------------------------------------

107      CONSTRUCTION WORK
         IN PROGRESS 4/                     -          -               -                 -              -
              -

     TOTAL                            $70,922     $ 7,105        $    60          $ (1,192)        $76,775
                                       ===================================================================



1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         PAYMENT OF CAPITAL LEASE OBLIGATION.



                                                                               7
                                               SCHEDULE II - CONTINUED




2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                    BALANCE AT
                 SUBACCOUNT DESCRIPTION            ADDITIONS          CLOSE OF
                                                                        YEAR

     COMMUNICATIONS EQUIPMENT
          (MICROWAVE & TELEPHONE)                  $   462            $ 2,259

     DATA PROCESSING EQUIPMENT                       5,855             24,752

     DISPATCHING EQUIPMENT                               -                811

     LOAD RESEARCH EQUIPMENT                                              119

     MISCELLANEOUS EQUIPMENT                            12                339

     PERSONAL COMPUTER                                 373              3,147











               TOTAL                               $ 6,702            $31,427
                                                    ======             ======



3/   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

     Photographic, Mailing Equipment, HVA System, Security System







4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        N/A


                                                                                                          8
                                         ANNUAL REPORT OF GPU SERVICE, INC.

                                        For the Year Ended December 31, 1998



                                               SCHEDULE III
                                ACCUMULATED PROVISION FOR DEPRECIATION AND
                                 AMORTIZATION OF SERVICE COMPANY PROPERTY

                               BALANCE AT       ADDITIONS                                          BALANCE AT
                               BEGINNING         CHARGED                      OTHER CHANGES          CLOSE OF
DESCRIPTION                    OF YEAR              TO        RETIREMENTS       ADD (DEDUCT)1/          YEAR
                                                ACCOUNT 403

Account

301    ORGANIZATION

303    MISCELLANEOUS
       INTANGIBLE PLANT

304    LAND & LAND RIGHTS

305    STRUCTURES AND
       IMPROVEMENTS                $11,143         $  906         $    -              $   -         $12,049

306    LEASEHOLD
       IMPROVEMENTS                      -              -              -                  -               -

307    EQUIPMENT                    11,444          3,415              -                  -          14,859

308    OFFICE FURNITURE
       AND FIXTURES                  3,703            495              -                  -           4,198

309    AUTOMOBILES, OTHER
       VEHICLES AND
       RELATED GARAGE
       EQUIPMENT

310    AIRCRAFT AND
       AIRPORT EQUIPMENT

311    OTHER SERVICE
       COMPANY PROPERTY                431             44               -                 -             475






                                   $26,721         $4,860          $    -             $   -         $31,581
                                    ======          =====           =====              ====          ======


1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
              N/A




                                                                               9
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS: Complete the following schedule concerning investments.

                        Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                        Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                    BALANCE AT       BALANCE AT
              DESCRIPTION                           EGINNING          CLOSE OF
                                                      OF YEAR            YEAR


ACCOUNT 123-INVESTMENT IN ASSOCIATE COMPANIES


                    NONE




ACCOUNT 124 - OTHER INVESTMENTS


              COMPANY OWNED LIFE INSURANCE -
                CASH SURRENDER VALUE                 $    10,859      $12,743


              RABBI TRUST                                  8,107        8,107

              HEALTH CARE RESERVE                            172          109



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


              NONE



              TOTAL                                     $ 19,138      $20,959
                                                          ======       ======

                                                                          10
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:         Complete   the   following   schedule   listing   accounts
                      receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                   BALANCE AT        BALANCE AT
              DESCRIPTION                          BEGINNING           CLOSE OF
                                                    OF YEAR               YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
        COMPANIES

        GPU INTERNATIONAL, INC.                   $      570       $       653
        GPU POWER, INC.                                   18                23
        GPU CAPITAL, INC.                                124                79
        GPU, INC.                                          -                 -
        GPU GENERATION, INC.                           2,803            14,312
        GPU NUCLEAR, INC.                              2,541            12,343
        GPU ADVANCED RESOURCES, INC.                     234                 4
        GPU TELCOM, INC.                                   -                89
        JERSEY CENTRAL POWER & LIGHT COMPANY          10,783                 -
        METROPOLITAN EDISON COMPANY                        -                 -
        PENNSYLVANIA ELECTRIC COMPANY                      -                 -








                                                   ---------          --------
                                  TOTAL           $   17,073          $ 27,503
                                                      ======            ======


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                    TOTAL
                                                                     PAYMENTS

        INTERCHANGE TRANSACTIONS

        JERSEY CENTRAL POWER & LIGHT COMPANY                   $       139,544
        METROPOLITAN EDISON COMPANY                                     28,718
        PENNSYLVANIA ELECTRIC COMPANY                                    3,692




                 TOTAL PAYMENTS                                       $171,954
                                                                      ========

                                                                            11
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:           Report the amount of labor and  expenses  incurred  with
                        respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                        Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


      DESCRIPTION                       LABOR          EXPENSES           TOTAL


ACCOUNT 152 -FUEL STOCK EXPENSES UNDISTRIBUTED


                    NONE










                   TOTAL                   -               -               -
                                       =====             =====           =====


SUMMARY:


                                                                           12
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS:         Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


         DESCRIPTION                              LABOR                EXPENSES        TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED        $  958                 $430          $1,388



         BILLED TO:

         JERSEY CENTRAL POWER & LIGHT COMPANY       (235)                (128)           (363)

         METROPOLITAN EDISON COMPANY                (459)                (110)           (569)

         PENNSYLVANIA ELECTRIC COMPANY              (170)                 (90)           (260)

         GPU NUCLEAR, INC.                             -                    -               -

         GPU GENERATION, INC.                        (94)                (102)           (196)






        NOTE:         Stores expenses are billed back to the associated companies in the month incurred.






                              TOTAL                $  -                 $  -             $  -
                                                   =====                =====           =====



                                                                              13
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items
                      in each group.

                                                    BALANCE AT       BALANCE AT
         DESCRIPTION                                BEGINNING         CLOSE OF
                                                    OF YEAR           YEAR

ACCOUNT 174 -
      MISCELLANEOUS CURRENT AND ACCRUED
                 ASSETS


                NONE



                       TOTAL                          -                  -
                                                   ======             ======


                                                                              14
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:         Provide detail of items in this account.  Items less than
                      $10,000 may be grouped by class showing the number of items in each class.

                                                                           BALANCE AT           BALANCE AT
                      DESCRIPTION                                          BEGINNING            CLOSE OF
                                                                            OF YEAR               YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


        Air Shuttle                                                          $   106          $       -

        Stock Plan                                                             2,522              2,636

        Procurement Cards                                                         26                 10

        Unclassified Charges by Associates                                       448                107

        Misc. Billing Adjustments                                               (411)                 5








                                                        TOTAL                 $2,691            $ 2,758
                                                                               =====             ======









                                                                              15
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:  Provide a description of each material research,  development, or demonstration project, which incurred costs by the service corporation during the year.


              DESCRIPTION                                             AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                        EXPENDITURES

                        NONE






                                             TOTAL                  $  -
                                                                     =======




                                                                              16
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998


                                         SCHEDULE XI - PROPRIETARY CAPITAL
------------------------------------------------------------------------------------------------------------------
                                                                      NUMBER OF      PAR OR STATED
ACCOUNT NUMBER             CLASS OF STOCK                               SHARES        VALUE           OUTSTANDING CLOSE OF PERIOD
                                                                     AUTHORIZED      PER SHARE        NO.OF SHARES    TOTAL AMOUNT
                         201 COMMON STOCK ISSUED                        5,000          $10  *          5,000           $50,000*
----------------------------------------------------------------------------------------------------------------------------------


     INSTRUCTIONS:         Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                           DESCRIPTION
AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                             NONE

ACCOUNT  215 - RETAINED EARNINGS /ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS):
                           GPUS Excess Pension Plan Minimum Liability Recognition                     $(3,933)


                                                                               TOTAL                  $(3,933)


     INSTRUCTIONS:         Give  particulars  concerning  net  income  or (loss)
                           during the year,  distinguishing between compensation
                           for the use of  capital  owed or net  loss  remaining
                           from   servicing   nonassociates   per  the   General
                           Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                                               BALANCE AT         NET INCOME                 BALANCE AT
         D E S C R I P T I O N                                BEGINNING              OR        DIVIDENDS     CLOSE OF
                                                              OF YEAR             (LOSS)        PAID           YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                           NONE

                                         TOTAL                 $  -               $  -        $  -             $  -
                                                            ========          =========     =======        ========

         *  In whole dollars.




                                                                              17
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                           SCHEDULE XII- LONG-TERM DEBT

                 INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                                   TERMS OF OBLIG  DATE                            BALANCE AT                           BALANCE AT
  NAME OF CREDITOR                CLASS & SERIES   OF        INTEREST    AMOUNT    BEGINNING                     1/      CLOSE
                                   OF OBLIGATION  MATURITY     RATE     AUTHORIZED  OF YEAR   ADDITIONS   DEDUCTIONS    OF YEAR

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
                 COMPANIES:

                                        NONE


ACCOUNT 224 - OTHER LONG-TERM DEBT:
         First National Bank of Chicago           4/1/01        Variable           $22,000  $     -       $     -          $22,000
         Obligations under Capital Leases        Various        Various                  1        -            1(a)             -
                                                 ------          ------           -------    ----------       -----       ---------

                    Total                                                          $22,001  $     -       $     -          $22,000
                                                                                    ======    ======        ========      ========





1/ GIVE AN EXPLANATION OF DEDUCTIONS:(a)Obligations under Capital Lease-Payments per agreements.




                                                                              18
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:   Provide  balance  of  notes  and  accounts  payable  to each
                associate   company.   Give   description   and   amount  of
                miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                BALANCE AT        BALANCE AT
              DESCRIPTION                       BEGINNING          CLOSE OF
                                                OF YEAR               YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

   NONE
                                                  -------          --------
                               TOTAL                    -                  -
                                                  =======           ======


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
                   COMPANIES

  JERSEY CENTRAL POWER & LIGHT COMPANY            $     -            $ 8,056
  METROPOLITAN EDISON COMPANY                       8,956             14,976
  PENNSYLVANIA ELECTRIC COMPANY                     9,482             10,904
  GPU, INC.                                         5,060              3,070
                                                   ------             ------
                               TOTAL              $23,498            $37,006
                                                   ======             ======


ACCOUNT 242 -MISCELLANEOUS CURRENT AND ACCRUED
                   LIABILITIES

ACCRUALS
  - DENTAL                                        $   351            $   362
  - CAFETERIA SUPPLEMENT                               18                 18
  - INTERCHANGE POWER                                (350)               (80)
  - INCENTIVE COMPENSATION                          4,689              4,074
  - HOSPITALIZATION                                 2,448              2,253
  - OFFICERS' DEFERRED COMPENSATION                 3,425                550
  - PENSION COSTS                                   2,252             (1,361)
  - SEVERANCE PAY                                     592                831
  - WORKMEN'S COMPENSATION                             21                  5
  - VACATION                                        4,715              4,815
  - OBLIGATIONS UNDER CAPITAL LEASES                1,189                  -
     (Short-Term Portion)
                                                                           -
  - COMPANY OWNED LIFE INSURANCE                       -               5,150
  - SAVINGS PLAN                                       -                 (27)
  - LIFE INSURANCE                                     -                  28
  - SAFETY EYEGLASS PROGRAM                            -                 (10)
  - OTHER                                              -                   6
                                                   ------             ------
                         TOTAL                $   19,350             $16,614
                                                  ======             =======

                                                                              19
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                      NONE

                                                                              20
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                   SCHEDULE XV

                               STATEMENT OF INCOME


ACCOUNT                     DESCRIPTION         CURRENT YEAR        PRIOR YEAR


      INCOME

457     Services rendered to associate companies       $104,423      $111,758
458     Services rendered to nonassociate
          companies                                         208           162
421     Miscellaneous income or loss                       (112)        3,037
                                                        -------       -------

                        Total Income                    104,519       114,957
                                                        -------       -------

      EXPENSE

920      Salaries and wages                              44,134        53,516
921      Office supplies and expenses                     9,341        11,361
922      Administrative expense transferred -
           credit                                             -             -
923      Outside services employed                        6,818         6,383
924      Property insurance                                  99            23
925      Injuries and damages                               942          (673)
926      Employee pensions and benefits                  15,250        16,839
928      Regulatory commission expense                        -             -
930.1    General advertising expenses                        92            23
930.2    Miscellaneous general expenses                     268           848
931      Rents                                            8,533         6,228
932      Maintenance of structures and equipment          7,399         4,835
403      Depreciation and amortization expense            4,897         4,558
408      Taxes other than income taxes                    4,365         6,301
409      Income taxes                                     1,585         8,008
410      Provision for deferred income taxes              6,901          (345)
411      Provision for deferred income taxes    -
          credit                                         (7,401)       (5,246)
411.5    Investment tax credit                                -            -
426.1    Donations                                          271           217
426.5    Other deductions                                  (999)         (535)
427      Interest on long-term debt                       1,340         2,091
430      Interest on debt to associate
              companies                                       -            -
431      Other interest expense                             684           525
                                                        -------      -------

                    Total Expense                       104,519       114,957
                                                        -------       -------

                    Net Income or (Loss)             $      -      $       -
                                                        =======       =======



                                                                              21
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                  DIRECT         INDIRECT       COMPENSATION       TOTAL
                                  COSTS          COSTS          FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED        CHARGED        OF CAPITAL         BILLED
                                  457-1            457-2         457-3


GPU, INC.                    $      1,124     $       95         $   -           $  1,219

JERSEY CENTRAL POWER
  & LIGHT COMPANY                  23,484          2,894             -             26,378

PENNSYLVANIA ELECTRIC
  COMPANY                          14,564          1,862             -             16,426

METROPOLITAN EDISON
  COMPANY                          29,544         10,282             -             39,826

GPU NUCLEAR, INC.                  11,247          1,851             -             13,098

GPU INTERNATIONAL, INC.               613             36             -                649

GPU POWER, INC.                        50              2             -                 52

GPU ELECTRIC, INC.                    184             21             -                205

GPU GENERATION, INC.                5,760            810             -              6,570






TOTAL                        $     86,570     $   17,853      $   -              $104,423
                                   ======         ======       ======             =======





                                                                              22
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458




                                          DIRECT          INDIRECT         COMPENSATION              EXCESS
                                           COSTS           COSTS             FOR USE                   OR            TOTAL
NAME OF NONASSOCIATE COMPANY              CHARGED         CHARGED           OF CAPITAL    TOTAL     DEFICIENCY       AMOUNT
                                           458-1          458-2               458-3       COST       458-4           BILLED
                                         ------------------------------------------------------------------------------------

* Consumers Water Companies (A)             $ 78           $ 38              $ -        $116          $ 2           $118
  Utilities Employees Credit Union (B)        33             57                -          90            -             90



                    TOTAL                   $111           $ 95              $ -        $206          $ 2           $208
                                             ===            ===               ===        ===            =           ====




INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:

(A)  Billing Services
(B)  Computer Services




         *  See Descriptions of Activities on page 39.




                                                                              23

                                           ANNUAL REPORT OF  GPU SERVICE, INC.
                                          For the Year Ended December 31, 1998

                                                      SCHEDULE XVI
                                           ANALYSIS OF CHARGES FOR  SERVICE
                                        ASSOCIATE AND NONASSOCIATE COMPANIES

                                        ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                         DIRECT     INDIRECT             DIRECT    INDIRECT          DIRECT   INDIRECT
        DESCRIPTION OF ITEMS               COST       COST   TOTAL       COST       COST    TOTAL     COST        COST     TOTAL
--------------------------------------------------------------------------------------------------------------------------------


920     SALARIES AND WAGES             $ 42,279    $ 1,830   $ 44,109     $14        $11     $ 25    $ 42,293     $1,841   $44,134
921     OFFICE SUPPLIES & EXPENSES        7,245      1,960      9,205      57         79      136       7,302      2,039     9,341
922     ADMINISTRATIVE EXPENSE
          TRANSFERRED-CREDIT
923     OUTSIDE SERVICES EMPLOYED         6,088        730      6,818                                   6,088        730     6,818
924     PROPERTY INSURANCE                              99         99                                                 99        99
925     INJURIES AND DAMAGES                 17        925        942                                      17        925       942
926     EMPLOYEE PENSIONS & BENEFITS     14,674        576     15,250                                  14,674        576    15,250
928     REG. COMMISSION EXPENSE
930.1   GENERAL ADVERTISING EXPENSES         92                    92                                      92                   92
930.2   MISC. GENERAL EXPENSES              268                   268                                     268                  268
931     RENTS                             7,388      1,127      8,515      17          1       18       7,405      1,128     8,533
932     MAINTENANCE OF STRUCTURES
          AND EQUIPMENT                   5,332      2,040      7,372      23          4       27       5,355      2,044     7,399
403     DEPRECIATION & AMORTIZATION
        EXPENSE                              82      4,815      4,897                                      82      4,815     4,897
408     TAXES OTHER THAN INCOME TAXES     3,755        610      4,365                                   3,755        610     4,365
409     INCOME TAXES                                 1,585      1,585                                              1,585     1,585
410     PROVISION FOR DEFERRED
          INCOME TAXES                               6,901      6,901                                              6,901     6,901
411     PROVISION FOR DEFERRED
          INCOME TAXES - CREDIT                     (7,401)    (7,401)                                            (7,401)   (7,401)
411.5   INVESTMENT TAX CREDIT
426.1   DONATIONS                           271                   271                                     271                  271
426.5   OTHER DEDUCTIONS                   (999)                 (999)                                   (999)                (999)
427     INTEREST ON LONG-TERM DEBT                   1,340      1,340                                              1,340     1,340
431     OTHER INTEREST EXPENSE                5        679        684                                       5        679       684

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

    TOTAL EXPENSES                     = 86,497     17,816    104,313     111         95      206      86,608     17,911   104,519
                                         ------     ------    -------     ---         --      ---     ------      ------   -------

    COMPENSATION FOR USE OF EQUITY
      CAPITAL                          = ------     ------    -------       ---    --         ---    ------       ------   ------

430 INTEREST ON DEBT TO ASSOC.
      COMPANIES                        = ------     ------    -------       ---    --         ---    ------       ------   ------

    TOTAL COST OF SERVICE              =$86,497    $17,816   $104,313    $111        $95     $206     $86,608    $17,911  $104,519
----------------------------------------------------------------------------------------------------------------------------------




                                                                             24
                                     ANNUAL REPORT OF GPU SERVICE, INC.
                                    For the Year Ended December 31, 1998

                                              SCHEDULE XVII
                                      SCHEDULE OF EXPENSE DISTRIBUTION
                                                    BY
                                       DEPARTMENT OR SERVICE FUNCTION

                                                                       DEPARTMENT OR SERVICE FUNCTION
                                                                                       BUDGETS AND
                                           TOTAL                                      FINANCIAL     CORPORATE              HUMAN
DESCRIPTION OF ITEMS                       AMOUNT    OVERHEAD    ACCOUNTING    TAXES   ANALYSIS     SECRETARY   LEGAL  RESOURCES
----------------------------------------------------------------------------------------------------------------------------------

920    SALARIES AND WAGES                 $ 44,134    $ 1,841       $5,575      $ 829      $463        $541     $2,818      $2,112
921    OFFICE SUPPLIES & EXPENSES            9,341      2,039          274         85        12          42        464         788
922    ADMINISTRATIVE EXPENSE
         TRANSFERRED - CREDIT
923    OUTSIDE SERVICES EMPLOYED             6,818        730        1,939         32         1          11        421       1,031
924    PROPERTY INSURANCE                       99         99
925    INJURIES AND DAMAGES                    942        925            1                                           6
926    EMPLOYEE PENSIONS & BENEFITS         15,250        576        1,772        262       146         146        876         456
928    REG. COMMISSION EXPENSE
930.1  GENERAL ADVERTISING EXPENSE              92                                                                              61
930.2  MISC. GENERAL EXPENSES                  268                       4                                4          3          40
931    RENTS                                 8,533      1,128          276          2         3          38          4          23
932    MAINTENANCE OF STRUCTURES
         & EQUIPMENT                         7,399      2,044                       3                    54         52           4
403    DEPRECIATION & AMORTIZATION
         EXPENSE                             4,897      4,815
408    TAXES OTHER THAN INCOME TAXES         4,365        610          442         66        36          37        219         104
409    INCOME TAXES                          1,585      1,585
410    PROVISION FOR DEFERRED
         INCOME TAXES                        6,901      6,901
411    PROVISION FOR DEFERRED
         INCOME TAXES - CREDIT              (7,401)    (7,401)
411.5  INVESTMENT TAX CREDIT
426.1  DONATIONS                               271                       1
426.5  OTHER DEDUCTIONS                       (999)
427    INTEREST ON LONG-TERM DEBT            1,340      1,340
430    INTEREST ON DEBT TO ASSOCIATE
       COMPANIES
431    OTHER INTEREST EXPENSE                  684        679

INSTRUCTION: Indicate each department or
               service function. (See Instruc-
               tion 01-3 General Structure of
               Accounting System: Uniform
               System Account)

               ------------------------------------------------------------------------------------------------------------------
     TOTAL EXPENSES                       $104,519    $17,911      $10,284      1,279      $661        $873     $4,863      $4,619
----------------------------------------------------------------------------------------------------------------------------------


                                                                         25
           ANNUAL REPORT OF GPU SERVICE, INC.
          For the Year Ended December 31, 1998

                      SCHEDULE XVII
             SCHEDULE OF EXPENSE DISTRIBUTION
                           BY
              DEPARTMENT OR SERVICE FUNCTION

               DEPARTMENT OR SERVICE FUNCTION

          MATERIAL                           INFORMATION
ACCOUNT      &                      INTERNAL  TECHNOLOGY
NUMBER    SERVICE    EXECUTIVE       AUDIT     SERVICES
-------------------------------------------------------------
920       $ 132       $3,245        $2,502      $18,328
921          27          470           368        2,834
922

923                       82           161        1,852
924
925                                                  10
926         110          723           792        7,671
928
930.1
930.2         1           89             2           13
931           6            1             6        2,993
932           1           18            12        4,912

403                                                  31

408          13          144           198        2,066
409
410
411

411.5
426.1                     50
426.5
427
430

431                                                   4

TOTAL     $ 290       $4,822        $4,041      $40,714
----------------------------------------------------------

                                                                          25A
                ANNUAL REPORT OF GPU SERVICE, INC.
               For the Year Ended December 31, 1998

                         SCHEDULE XVII
                SCHEDULE OF EXPENSE DISTRIBUTION
                               BY
                 DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------
                     DEPARTMENT OR SERVICE FUNCTION
ACCOUNT   PROCESS                      GOVERNMENT               CORPORATE
NUMBER    SERVICES  COMMUNICATIONS       AFFAIRS    TREASURY     GENERAL
----------------------------------------------------------------------------
920         $1,585         $ 744           $ 531       $2,888
921            301           273             173          335       $  856
922

923             17           257             155          129
924
925
926            508           203             137          872
928
930.1                         31
930.2                         67              40            5
931            100                           117           20        3,816
932            105             6               2          170           16

403                                                                     51

408            127            51              34          218
409
410
411

411.5
426.1                        220
426.5                                                                 (999)
427
430

431                                                         1

TOTAL       $2,743        $1,852          $1,189       $4,638       $3,740
---------------------------------------------------------------------------



                                                                                                                      26

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

                                                        DEPARTMENTAL SALARY EXPENSE                  NUMBER
NAME OF DEPARTMENT                                INCLUDED IN AMOUNTS BILLED TO                     PERSONNEL
------------------                             -----------------------------------                  ---------
Indicate each department                        TOTAL          PARENT           OTHER                  NON             END OF
or service function.                            AMOUNT         COMPANY         ASSOCIATES            ASSOCIATES         YEAR
--------------------------------------------------------------------------------------------------------------------------------

Accounting*                                        $ 5,575      $ 16           $ 5,559                   $ -               38
Taxes                                                  829         1               828                     -               12
Budgets and Financial Analysis                         463         -               463                     -                7
Corporate Secretary                                    541        97               444                     -                7
Legal                                                2,818         1             2,817                     -               44
Human Resources                                      2,112         -             2,112                     -               20
Materials and Services*                                950        60               890                     -                1
Executive                                            3,245       612             2,633                     -               12
Internal Auditing                                    2,502         -             2,502                     -               37
Information Technology Services*                    19,351         -            19,326                    25                -
Process Services*                                    1,585         -             1,585                     -                -
Communications                                         744         4               740                     -                9
Government Affairs                                     531         -               531                     -                5
Treasury                                             2,888        59             2,829                     -               38

                   TOTAL                           $44,134       $850          $43,259                    $25             230
                                                    ======        ===           ======                     ==             ===


*    Excludes the following number of personnel at year-end who are paid by GPU Service, Inc. but report to GPU Energy management:

          Accounting                                         56
          Materials & Services                               15
          Information Technology Services                   325
          Process Services                                   42




                                                                                                                        27
                                                  ANNUAL REPORT OF GPU SERVICE,INC.

                                                For the Year Ended December 31, 1998



                           OUTSIDE SERVICES EMPLOYED
                                                             ACCOUNT 923


INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.


                                                                                                RELATIONSHIP
                                                                                                "A"= ASSOCIATE
  FROM WHOM PURCHASED                   TYPE OF SERVICE/LARGEST INVOICE                         "NA"= NON          AMOUNT
                                                                                                ASSOCIATE
Legal

  Ballard, Spahr, Andrews                          Counsel on financing matters,                          NA       $  237
     & Ingersoll                                   insurance contracts

  43 Others (under $100,000)                                                                                           91
                                                                                                                    -----

                      Sub-Total                                                                                       328

Engineering

  JDB Engineering, Inc.                            Airport building maintenance                           NA          100

  4 Others (under $100,000)                                                                                            18
                                                                                                                     ----

                      Sub-Total                                                                                       118

Data Processing/Information
Services

  Arcus Staffing Resources, Inc.                   IS support/electronic                                  NA          102
                                                   data interchange

  Computer People, Inc.                            IS Support                                             NA          426

  H.L. Yoh Company, LLC                            LAN/Network services support                           NA          208

  Nemeth/Martin Personnel                          Temporary IS personnel                                 NA          140

  Technical Resource Group, Inc.                   IS support/corporate benefits                          NA          104
                                                   (employee data system)

  11 Others (under $100,000)                                                                                          143
                                                                                                                    -----

                      Sub-Total                                                                                    $1,123
                                                                                                                   ------



                                                                                                                          27A
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                           OUTSIDE SERVICES EMPLOYED
                                                             ACCOUNT 923


INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.

                                                                                    RELATIONSHIP
                                                                                    "A"= ASSOCIATE
  FROM WHOM PURCHASED    TYPE OF SERVICE/LARGEST INVOICE                            "NA"= NON            AMOUNT
                                                                                      ASSOCIATE

Other Professional Services

  AON Consulting                        Consulting in conjunction with                   NA              $ 282
                                        the retirement plan

  The Ayco Company                      Consulting related to                            NA                100
                                        corporate benefits

  Brady & Associates                    Consulting related to                            NA                100
                                        divestiture activities

  Jersey Central Power & Light Co.      Personnel services                                A              1,368

  Keane, Inc.                           Consulting related to                             NA               529
                                        year 2000 compliance

  Metropolitan Edison Company           Personnel services                                 A               200

  PricewaterhouseCoopers, LLP           Accounting/Audit services                         NA               769

  Saztec International, Inc.            Consulting related to                             NA               100
                                        divestiture activities

  Towers Perrin                         Consulting related to                             NA               283
                                        corporate compensation
  233 Others (under $100,000)                                                                            1,518
                                                                                                         -----

                      Sub-total                                                                          5,249






                      Grand Total                                                                       $6,818



                                                              28
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926


INSTRUCTIONS:     Provide a listing of each pension  plan and benefit  program provided by the service company. Such listing should be limited to $25,000.


     DESCRIPTION                                                     AMOUNT


     CAFETERIA SUPPLEMENT                                       $       94

     EMPLOYEE SAVINGS PLAN                                           1,199

     GROUP LIFE INSURANCE                                              486

     HOSPITAL, SURGICAL, MEDICAL & DENTAL INSURANCE                  3,780

     LONG TERM DISABILITY                                              (99)

     OPEB HEALTH INSURANCE                                           3,007

     OPEB LIFE INSURANCE                                               854

     PENSION PLANS                                                   2,899

     VACATION                                                        3,027

     OTHER BENEFITS (Under $25,000)                                      3










                                        TOTAL                      $15,250

                                       29
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998




                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1



INSTRUCTIONS:         Provide a listing of the amount included in Account 930.1,
                      "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



      DESCRIPTION             NAME OF PAYEE                          AMOUNT





   Newspaper, Magazine,       Pomerantz Promotions                    $ 45
     & Other Media
                              Leaders Magazine Inc.                     17

                              Winning Strategies Public Relations        8

                              Satellite Network Systems                  5

                              Panavid, Inc.                              4

                              Other (18 payees)                         13
                                                                       ---













                                 TOTAL                                $ 92
                                                                       ===

                                       30
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998




                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2



INSTRUCTIONS:        Provide a listing of the amount  included in Account 930.2,
                     "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign
                     Act,  as amended  by Public Law 94-283 in 1976 (2  U.S.C.S.
                     441 (b) (2) shall be separately classified.



              DESCRIPTION                                           AMOUNT

              Dues & Memberships                                      $185

              Company Sponsored Community Activities                    78

              Licenses, Permits & Registration                           5






















               TOTAL                                                  $268
                                                                      ====

                                                                          31
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                      RENTS

                                   ACCOUNT 931


INSTRUCTIONS:   Provide a listing of the amount  included  in Account  931,
                "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


              TYPE OF PROPERTY                                     AMOUNT

              BUILDINGS                                            $4,306

              LICENSES & PC SOFTWARE                                2,895

              DATA PROCESSING EQUIPMENT                               910

              TELECOMMUNICATIONS SYSTEM                               213

              PERSONAL COMPUTERS                                      144

              OTHER OFFICE EQUIPMENT                                   22

              DUPLICATING EQUIPMENT                                    10

              MAILING EQUIPMENT                                         7

              MISCELLANEOUS                                            26








                                  TOTAL                             $8,533

                                                                         32
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                         TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408


INSTRUCTION:        Provide an analysis of Account 408, "Taxes Other Than Income
                    Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                    Specify each of the various kinds of taxes and show the amounts thereof Provide a subtotal for each class of tax.


                     T Y P E  O F  T A X                             AMOUNT

   (1) OTHER THAN U.S. GOVERNMENT TAXES

       Local Real Estate
                                     - New Jersey             $        (41)
                                     - Pennsylvania                    508

       Unemployment Insurance
                                     - New Jersey                       71
                                     - Pennsylvania                     90

       Sales & Use
                                     - New Jersey                      504
                                     - Pennsylvania                      3
                                                                     -----

                                                     Sub Total       1,135


   (2) TAXES - U.S. GOVERNMENT

       Federal Unemployment Insurance                                   45

       FICA                                                          3,185
                                                                     -----

                                                     Sub Total       3,230
                                                                     -----









                                                     TOTAL          $4,365
                                                                    ======


                                                                           33
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998

                                    DONATIONS

                                  ACCOUNT 426.1


INSTRUCTION:         Provide a listing of the amount included in Account 426.1,
                     "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                   PURPOSE OF DONATION                        AMOUNT

United Way of Morris County                          Community Charities                            $ 17
Morris Area Girl Scout Council                       Community Charities                               5
Penn Laurel Council of Girl Scouts                   Community Charities                              13
Easter Seals of Berks County                         Community Charities                               6
Mrs. Wilson's Capital Campaign                       Community Services                                4
Prosperity New Jersey                                Community Services                               10
Easy Does It, Inc.                                   Community Services                                5
Whitaker Center for Science                          Cultural Development                             30
N.J. Shakespeare Festival                            Cultural Development                             13
Wyomissing Institute of Fine Arts                    Cultural Development                              5
Alzheimers Disease &
     Related Disorders Assoc.                        Health Services/Hospitals                        10
Harvard University                                   Education                                        50
GPU Foundation                                       Education                                        46
Summit Speech School                                 Education                                         5
The Aspen Institute                                  Education                                         5
GPU, Inc.                                            Education                                        13
Centenary College                                    Education                                        20
United Negro College Fund                            Education                                         3
New Jersey Institute of Technology                   Education                                        10
Various Organizations                                Community Services
     (Under $3,000)                                  & Education                                       1
                                                                                                    ----

                                                     TOTAL                                          $271
                                                                                                    ====



                                                                           34
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998



                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
                      "Other Deductions", classifying such expenses according to their nature.



D E S C R I P T I O N                       NAME OF PAYEE                AMOUNT
-----------------------------------------------------------------------------

Company Owned Life Insurance Premiums     Massachusetts Mutual         $(1,000)
                                           Life Insurance Co.

Miscellaneous Tax Filing Fees            Commonwealth of Pennsylvania        1




                                                          TOTAL        $  (999)
                                                                        =======

                                                                      35
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998




                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:         The space below is provided for important  notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.




                              NONE

                                                                           36
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998




                               ORGANIZATION CHART


------------------------------------------------------------------------------
            |  BOARD OF DIRECTORS                                  |
            |  Chairman, President & CEO                           |
             ------------------------------------------------------|
                     |   Executive Vice President                  |
                     |---------------------------------------------|
                     |   Senior Vice President &                   |
                     |      General Counsel                        |
                     |---------------------------------------------|
                     |    | Corporate Secretary                    |
                     |    |----------------------------------------|
                     |    | Corporate Legal Services               |
                     |    |----------------------------------------|
                     |    | Government Affairs                     |
                     |    |----------------------------------------|
                     |    | Internal Auditing                      |
                     |     ----------------------------------------|
                     |   Senior Vice President &                   |
                     |      Chief Financial Officer                |
                     |---------------------------------------------|
                     |    | Accounting, Taxes and Budgets &        |
                     |    |  Financial Analysis                    |
                     |    |----------------------------------------|
                     |    | Treasury                               |
                     |     ----------------------------------------|
                     |   Executive Vice President-Corporate Affairs|
                     |---------------------------------------------|
                     |    | Communications                         |
                     |    |----------------------------------------|
                     |    | Corporate Compensation & Benefits      |
                     |    |----------------------------------------|
                     |    | HR Strategic Planning                  |
                     |     ----------------------------------------|
                     |  Vice President-Corporate Restructuring     |
                     |---------------------------------------------|
                     |  Materials and Services*                    |
                     |---------------------------------------------|
                     |  Information Technology Services*           |
                     |---------------------------------------------|
                     |  Process Services*                          |
                     |---------------------------------------------|


                  * These organizations report to GPU Energy.

                                                                         37
                       ANNUAL REPORT OF GPU SERVICE, INC.


                      For the Year Ended December 31, 1998



                              METHODS OF ALLOCATION





   1.    Multiple Factor:

         The average of the following three factors:

         A.   Gross Distribution Plant at Year-End
         B.   Energy Sales (MWH) to Ultimate Customers
         C.   O & M Expense, Excluding Purchased Power

   2.    Size Factor:

         Forecasted  capacity responsibility for the planning period, July -
         June.

   3.    Conventional Steam Capacity:

         Installed capacity at year-end (MW)

   4.    Nuclear Steam Capacity:

         Installed capacity at year-end (MW)

   5.    Combustion Turbine Capacity:

         Installed capacity at year-end (MW)

   6.    Three (3) Factor:

         Multiple Factor billed to Jersey Central Power & Light Company, Pennsylvania Electric Company, and Metropolitan Edison Company.





Each Division/Function is assigned one of the above factors for allocating indirect costs to groups of associated companies. The allocation factor is based upon each Division/Function's type of work and is reviewed annually.

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



                                      NONE

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998


                               VENTURE DISCLOSURES



            LICENSING OF COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES

       Pursuant to the provisions contained in Securities and Exchange Commission (SEC) Order dated August 29, 1990 for SEC File No. 70-7675, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1998 for activities related to the licensing of computer programs to non-associated companies.

                      LEASING OF RESERVE COMPUTER CAPACITY

       Pursuant to the provisions contained in SEC Order dated November 27, 1991 for SEC File No. 70-7841, GPU Service, Inc. received revenues during 1998 from Consumers Water Company, a non-associated company, for reserve computer capacity. These revenues are shown separately on page 22 of this report.

            LICENSING OF AUTOMATED MATERIALS MANAGEMENT SYSTEM (AMMS)
                  COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES

     Pursuant to the provisions contained in SEC Order dated December 3, 1991 for SEC File No. 70-7871, GPU Service, Inc. did not receive AMMS licensing revenues during 1998.

                      SERVICES TO NON-AFFILIATED UTILITIES

       Pursuant to the provisions contained in SEC Order dated November 5, 1996 for SEC File No. 70-8805, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1998 for activities related to the provision of services to non-affiliated utilities.

                        ENTRY INTO NON-UTILITY BUSINESS

       Pursuant to the provisions contained in SEC Order dated August 16, 1996 for SEC File No. 70-8817, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1998 for activities related to the entry into non-utility business.

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1998




                                SIGNATURE CLAUSE

                    Pursuant to the  requirements  of the Public Utility Holding
            Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                               GPU SERVICE, INC.
                                         (Name of Reporting Company)

                                     By: /s/ P. R. Chatman
                                        -----------------------------------
                                         (Signature of Signing Officer)

                                     P. R. Chatman, Assistant Comptroller
                                         ---------------------------------
                                     (Printed Name and Title of Signing Officer)


            Date: April 23, 1999
               -------------------